UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 3

to

Schedule TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

KCG Holdings, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

48244B 100

(CUSIP Number of Class of Securities)

John McCarthy, Esq.

KCG Holdings, Inc.

545 Washington Boulevard

Jersey City, New Jersey 07310

(201) 222-9400

(Name, address, including zip code, and telephone number, including area code, of agent for service)

with a copy to:

Robert W. Reeder, Esq.

Jared M. Fishman, Esq.

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

(212) 558-4000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing persons)

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$330,000,000	$38,346

*	Calculated only for purposes of determining the amount of the filing fee. This amount is based on the offer to purchase up to $330,000,000 of the Class A Common Stock, par value $0.01 per share, of KCG Holdings, Inc.
**	The amount of the filing fee, calculated in accordance with Rule 0–11 under the Securities Exchange Act of 1934, as amended, equals $116.20 per million dollars of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0–11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $38,346	Filing Party: KCG Holdings, Inc.
Form or Registration No.: 005-87533	Date Filed: May 4, 2015

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO initially filed by KCG Holdings, Inc., a Delaware corporation (the “Company”), on May 4, 2015 and amended by Amendment No. 1 on May 12, 2015 and Amendment No. 2 on June 3, 2015 (the “Schedule TO”), pursuant to Rule 13e–4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the Company’s offer to purchase for cash up to $330,000,000 of shares of its Class A Common Stock, par value $0.01 per share (the “Shares”), at a price not greater than $14.00 nor less than $13.50 per Share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions described in the Offer to Purchase, dated May 4, 2015, and in the related Letter of Transmittal (which together, as they may be amended or supplemented from time to time, constitute the “Offer”).

This Amendment No. 3 is being filed to amend and supplement certain provisions of the Schedule TO as set forth herein. Except as amended hereby to the extent specifically provided herein, all terms of the Offer and all other disclosures set forth in the Schedule TO and the Exhibits thereto remain unchanged and are hereby expressly incorporated into this Amendment No. 3 by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements

Item 5 of the Schedule TO is hereby amended and supplemented by adding the following paragraphs at the end thereof:

At the 2015 Annual Meeting, our stockholders approved the 2015 Equity Incentive Plan, which is now effective.

Items 1.01, 1.02, 2.03 and 3.03 of the Company’s Current Report on Form 8-K filed on June 9, 2015 are incorporated herein by reference.

Item 11.	Additional Information

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following:

On June 9, 2015, the Company issued a press release announcing the final results of the Offer, a copy of which is filed as Exhibit (a)(5)(G) to the Schedule TO and is incorporated herein by reference.

Item 12.	Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(5)(G)	Press Release issued by the Company on June 9, 2015.

Item 12 of the Schedule TO is hereby amended and supplemented by deleting Exhibit (d)(23), renumbering Exhibit (d)(24) as Exhibit (d)(23) and replacing Exhibits (d)(16) and (d)(22) with the following exhibits:

(d)(16)	KCG Holdings, Inc. Amended and Restated Equity Incentive Plan - Incorporated herein by reference to Exhibit A of the Company’s Proxy Statement on Schedule 14A filed on April 2, 2015.

(d)(22)	Credit Agreement, dated June 5, 2015, by and among KCG Americas LLC, as borrower, the Company, as guarantor, the lenders from time to time party thereto, BMO Harris Bank N.A., as administrative agent and collateral agent, Bank of America, N.A., as syndication agent, and BMO Capital Markets and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as joint lead arrangers and joint book runners - Incorporated herein by reference to Exhibit 10.1 of the Company’s Form 8-K Current Report filed on June 9, 2015.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KCG HOLDINGS, INC.

By:	/s/ John McCarthy
Name:	John McCarthy
Title:	General Counsel

Date: June 9, 2015

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)(A)	Offer to Purchase, dated May 4, 2015.*

(a)(1)(B)	Letter of Transmittal (including IRS Form W-9).*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Form of Summary Advertisement.*

(a)(5)(A)	Press Release issued by the Company on May 1, 2015.*

(a)(5)(B)	Earnings Presentation of the Company, dated May 1, 2015.*

(a)(5)(C)	Transcript of the Earnings Conference Call of the Company on May 1, 2015.*

(a)(5)(D)	Press Release issued by the Company on May 12, 2015, providing specified pro forma financial information.*

(a)(5)(E)	Press Release issued by the Company on June 3, 2015.*

(a)(5)(F)	Slide Presentation of the Company, dated June 3, 2015.*

(a)(5)(G)	Press Release issued by the Company on June 9, 2015.

(d)(1)	Registration Rights Agreement dated July 1, 2013, among the Company, Daniel V. Tierney 2011 Trust, Serenity Investments, LLC and GA-GTCO Interholdco, LLC - Incorporated herein by reference to Exhibit 4.2 of the Company’s Form 8-K Current Report filed on July 1, 2013.

(d)(2)	Warrant Agreement, dated July 1, 2013, between the Company and Computershare Shareowner Services LLC - Incorporated herein by reference to Exhibit 4.3 of the Company’s Form 8-K Current Report filed on July 1, 2013.

(d)(3)	Form of Class A Warrant Certificate - Included in Exhibit (d)(2).

(d)(4)	Form of Class B Warrant Certificate - Included in Exhibit (d)(2).

(d)(5)	Form of Class C Warrant Certificate - Included in Exhibit (d)(2).

(d)(6)	Indenture, dated March 13, 2015, among the Company, the guarantors named therein and The Bank of New York Mellon, as trustee and collateral agent - Incorporated by reference to Exhibit 4.1 of the Company’s Form 8-K Current Report filed on March 16, 2015.

(d)(7)	Employment Agreement between the Company and Daniel Coleman - Incorporated herein by reference to Exhibit 10.4 of the Company’s Form 8-K Current Report filed on July 1, 2013.

(d)(8)	Form of Employment Agreement - Incorporated herein by reference to Exhibit 10.1 of the Company’s Form 8-K Current Report filed on August 9, 2013.

Exhibit Number	Description

(d)(9)	Term Schedule to Employment Agreement between the Company and John McCarthy - Incorporated herein by reference to Exhibit 10.4 of the Company’s Form 8-K Current Report filed on August 9, 2013.

(d)(10)	Term Schedule to Employment Agreement between the Company and Nick Ogurtsov - Incorporated herein by reference to Exhibit 10.5 of the Company’s Form 8-K Current Report filed on August 9, 2013.

(d)(11)	Revised Term Schedule to Employment Agreement between the Company and Jonathan Ross - Incorporated herein by reference to Exhibit 10.1 of the Company’s Form 10-Q Quarterly Report filed on November 12, 2013.

(d)(12)	Term Schedule to Employment Agreement between the Company and Ryan Primmer - Incorporated herein by reference to Exhibit 10.9 of the Company’s Form 10-K Annual Report filed on March 3 2014.

(d)(13)	Term Schedule to Employment Agreement between the Company and Gregory Tusar - Incorporated herein by reference to Exhibit 10.10 of the Company’s Form 10-K Annual Report filed on March 3, 2014.

(d)(14)	Term Schedule to Employment Agreement between the Company and Steffan Parratt - Incorporated herein by reference to Exhibit 10.2 of the Company’s Form 8-K Current Report filed on January 6, 2015.

(d)(15)	Employment Agreement between KCG Europe Limited and Philip Allison - Incorporated herein by reference to Exhibit 10.12 of the Company’s Form 10-K Annual Report filed on March 2, 2015.

(d)(16)	KCG Holdings, Inc. Amended and Restated Equity Incentive Plan - Incorporated herein by reference to Exhibit A of the Company’s Proxy Statement on Schedule 14A filed on April 2, 2015.

(d)(17)	KCG Holdings, Inc. Amended and Restated Executive Incentive Plan - Incorporated herein by reference to Exhibit A of the Company’s Proxy Statement on Schedule 14A filed on April 3, 2014.

(d)(18)	KCG Holdings, Inc. Amended and Restated Equity Incentive Plan Form of Restricted Stock Unit Agreement - Incorporated herein by reference to Exhibit 10.8 of the Company’s Form 8-K Current Report filed on July 1, 2013.

(d)(19)	KCG Holdings, Inc. Amended and Restated Equity Incentive Plan Form of Employee Stock Option Agreement - Incorporated herein by reference to Exhibit 10.9 of the Company’s Form 8-K Current Report filed on July 1, 2013.

(d)(20)	KCG Holdings, Inc. Amended and Restated Equity Incentive Plan Form of Employee Stock Appreciation Right Agreement - Incorporated herein by reference to Exhibit 10.10 of the Company’s Form 8-K Current Report filed on July 1, 2013.

(d)(21)	KCG Holdings, Inc. Compensation Recoupment Policy - Incorporated herein by reference to Exhibit 10.16 of the Company’s Form 8-K Current Report filed on July 1, 2013.

(d)(22)	Credit Agreement, dated June 5, 2015, by and among KCG Americas LLC, as borrower, the Company, as guarantor, the lenders from time to time party thereto, BMO Harris Bank N.A., as administrative agent and collateral agent, Bank of America, N.A., as syndication agent, and BMO Capital Markets and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as joint lead arrangers and joint book runners - Incorporated herein by reference to Exhibit 10.1 of the Company’s Form 8-K Current Report filed on June 9, 2015.

(d)(23)	Security Agreement, dated March 13, 2015 among the Company, the guarantors named therein and The Bank of New York Mellon, as trustee and collateral agent - Incorporated herein by reference to Exhibit 10.1 of the Company’s Form 8-K Current Report filed on March 16, 2015.

*	Previously filed.